Sinovac Reports Unaudited Fourth Quarter and Preliminary Full Year 2011 Financial Results

- Conference call scheduled for Thursday, March 29, 2012 at 8:00 AM EDT -

BEIJING, March 29, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited fourth quarter and preliminary full year financial results for the period ended December 31, 2011.

Financial Highlights

•	Sales in the fourth quarter 2011 increased 131.3% year-over-year to $21.1 million, compared to $9.1 million, and full year sales increased 70.2% to $56.8 million.

•	Net income attributable to stockholders in the fourth quarter 2011 was $2.8 million, or $0.05 per basic and diluted share. Full year net loss attributable to stockholders was $845,000, or $0.02 per basic and diluted share.

•	Operating cash flow in the fourth quarter was $16.6 million, up 40.6% compared to $11.8 million in the same period of last year. Compared to a cash outflow of $14.3 million in 2010, operating cash inflow in 2011 was $13.9 million.

•	Cash and cash equivalents and short-term investments with guaranteed income totaled $104.3 million as of December 31, 2011, compared to $94.2 million as of September 30, 2011 and $103.1 million as of December 31, 2010.

Recent Business Highlights

•	In January 2012, Sinovac commenced the phase III clinical trial for its proprietary inactivated EV71 vaccine against hand, foot and mouth disease (HFMD). According to the results of phase II clinical trial completed in November 2011, the formulation of 400U with aluminum adjuvant was selected as the dosage to be evaluated in the Phase III clinical trial. The trial is expected to enroll up to 10,000 healthy volunteers from ages 6-35 months, and designed as a randomized, double blinded, placebo controlled study. The vaccination schedule calls for two shots at 0 and 28 days. Up to present time, approximately 10,000 healthy volunteers have been enrolled. Recently, the two-shot inoculation schedule and the blood collection on the 56th day after the first inoculation were completed. Starting on March 14, 2012, the observation and data collection phase to assess the HFMD epidemic situation has commenced to evaluate the efficacy of the novel vaccine. Currently, the Phase III trial is on track to be completed in the first half of 2013.

•	In December 2011, Sinovac Dalian, an operating subsidiary of the Company obtained the production license from the SFDA for its mumps vaccine. Subsequently in March 2012, Sinovac Dalian, applied for the GMP certification for the mumps vaccine production plant and currently is waiting for notification of the inspection date from the SFDA.

•	In October 2011, the Company purchased an additional 1.53% interest in Sinovac Beijing by contributing a total amount of $2.9 million (RMB 18.6 million) in declared but unpaid dividends and increased its equity ownership from 71.56% to 73.09%.

•	In March 2012, Sinovac was awarded the government tender in Mongolia to supply Healive to Mongolia. The total ordered quantity is approximately 191,000 doses.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "I am very pleased with our sales performance this year, especially for Bilive, which has been instrumental in expanding our private market share and increasing our revenue from private market in China.  In 2011, we have gained traction in the public market and won tenders in Xinjiang Uyghur Autonomous Region, Shanghai and Beijing.  While the Chinese vaccine market is recovering from unfavorable factors that occurred in 2010, we have nonetheless expanded our sales to overseas markets.  We are now exporting vaccines to Mongolia, Nepal and the Philippines, and we focused on entering Mexico in 2012, subject to receipt of requisite local market clearance.  In 2012, our sales team will continue its efforts to execute its sales strategies to expand existing commercialized vaccine products and we expect both of our animal rabies vaccine and mumps vaccine to contribute revenue to the Company this year."

Dr. Yin continued, "We are committed to advancing the development of our vaccine pipeline.  Since there is no EV71 specific prevention method to help control the spread of HFMD, our development of this vaccine addresses a significant unmet medical need as recognized by the governments and parents across Asia.  As such, advancing the clinical development of our proprietary EV71 vaccine is our highest priority program.  Following the positive results from phase I and phase II clinical trials for our EV71 vaccine in 2011, we commenced the phase III clinical trial in January 2012.  We have enrolled approximately 10,000 healthy volunteers, and completed the two shot inoculation schedule and the blood samples collection on the 56th days after the first shot.  We are collecting the epidemic situation data surrounding the clinical site and this data will be utilized to assess the vaccine's efficacy.  We anticipate completing the clinical trial in the first half of 2013.  Meanwhile, the construction of a dedicated EV71 vaccine production plant is progressing on schedule at our Changping site in Beijing."

Dr. Yin concluded, "In addition to improving our operating efficiencies, we continue to manage proactively our strong cash position, which provides ample resources to support our near-term R&D programs and production capacity expansion for our new vaccines.  We are prudently investing in future growth for the long-term interest of our shareholders. "

Financial Review for Fourth Quarter Ended December 31, 2011

Sales Revenue and Gross Profit

Sales for the fourth quarter 2011 were $21.1 million, up 131.3% from $9.1 million for the fourth quarter of 2010. The increase of the fourth quarter 2011 sales mainly comes from the recognition of $14 million revenue of H1N1 vaccine, and the increased sales of Bilive in the private market.

An analysis of gross profit is as follows:

		Three months ended December 31,
	2011		2010
	$	% of Revenue	$	% of Revenue
Sales
Hepatitis vaccines	$3,576,426	17%	$2,007,117	22%
Influenza vaccines	17,566,978	83%	7,134,463	78%
Total sales	21,143,404	100%	9,141,580	100%
Cost of sales	8,031,758	38%	11,028,661	121%
Gross profit (loss)	$13,111,646	62%	$(1,887,081)	(21)%

Compared to the same period of 2010, the increased gross profit margin in the fourth quarter 2011 was mainly attributed to the reduced inventory write-offs and provisions and more revenue recognized on government stockpiled H1N1 vaccines that expired and passed inspection. The Company recorded a $2.74 million inventory provision in the fourth quarter 2011 as cost of sales to reflect the expiration of their shelf lives of 581,000 doses of seasonal influenza vaccines due to ending of the flu season, and 2.03 million doses of Healive and Bilive that may not likely be sold in 2012.  The gross margin also reflected a 10% sales return provision for 2011 sales of Anflu and an 8.3% provision for Healive and Bilive.

After deducting depreciation of land use rights, amortization of licenses and permits, the gross margin was a positive 61.9% and a negative 23.2% for the fourth quarter of 2011 and 2010, respectively.

Operating Expenses

Selling, general and administrative expenses for the fourth quarter 2011 decreased compared to the same period in 2010.  The decrease in general expenses mainly resulted from cost control.  The decrease in selling expenses was mainly due to improved productivity of our sales team and less handling and transportation fees on government stockpiling orders which did not require shipment.

Excluding pandemic flu vaccine sales, SG&A expenses as a percentage of sales was 83.2% and 176.1% for the current quarter and prior year quarter, respectively.

Due to the more effective credit management implemented in 2011, the provision for doubtful accounts for the fourth quarter 2011 was reversed by $1.7 million, compared to an increase of $1.9 million for the same period in prior year.

The R&D expenses in the fourth quarter of 2011 were primarily allocated to the continued development of the pipeline vaccines, including the expenses for the EV71 vaccine with its phase II clinical trial completed in November 2011, the trial production of the mumps vaccine and other R&D projects.

Depreciation of property, plant and equipment and amortization of license and permits for the fourth quarter 2011 were $365,000, lower than $525,000 for the same period of last year, primarily because of the expiration of the amortization period of inactivated hepatitis vaccines.

Total operating expenses for the fourth quarter of 2011 were $6.3 million, compared to $11.3 million in the comparative period in 2010.

Operating income for the three months ended December 31, 2011 was $6.8 million, compared to an operating loss of $13.2 million for the same period of the prior year.  Net income attributable to stockholders for the fourth quarter of 2011 was $2.8 million, or $0.05 per diluted share, as compared to a net loss attributable to stockholders of $8.9 million, or $0.17 per diluted share, in the same period of 2010.

Financial Review for the Twelve Months Period Ended December 31, 2011

Sales Revenue and Gross Profit

Annual sales in 2011 were $56.8 million, up 70.2% from $33.4 million in 2010.  During 2011, $21.8 million in pandemic influenza vaccine sales relating to a prior year order were recorded.  The increase in the regular (non-pandemic) vaccine sales was driven by the significant growth in Bilive sales to the private market.

Sales of our H1N1 and H5N1 vaccines, Panflu.1 and Panflu, represented 24.6% and 13.7%, respectively, of total sales in 2011, as compared to 21.5% and 7.2% of total sales for 2010.  The H1N1 and H5N1 vaccines were all ultimately sold to the Chinese government.

An analysis of our gross profit is as follows:

	Twelve months ended December 31,
	2011		2010
	$	% of revenue	$	% of revenue
Sales
Hepatitis vaccines	$26,939,386	47%	$16,200,844	49%
Influenza vaccines	29,902,506	53%	17,200,582	51%
Total sales	56,841,892	100%	33,401,426	100%
Cost of sales	21,127,410	37%	16,718,727	50%
Gross profit	$35,714,482	63%	$16,682,699	50%

As coordination of production planning improved in 2011, inventory write-offs and provisions decreased from $6.8 million in 2010 to $4.0 million in 2011, which yielded a higher gross profit margin compared to 2010.  However, the lowered inventory write-offs and provisions were not totally reflected in the gross margin increase, given that the positive effect was partially offset by a higher write-off of idle capacity being included in cost of sales, which rose from $298,000 in 2010 to $1.2 million in 2011.  In 2011, due to the enhanced control of production volume, hepatitis and the influenza production facilities had idle capacity of 48% and 30%, respectively.  In 2010, the idle capacity of hepatitis plant was only 11%.

After deducting depreciation of land-use rights, amortization of licenses, permits, gross margins were 62.3% and 48.3% for 2011 and 2010, respectively.

Operating Expenses

Selling general and administrative expenses increased in 2011, but by much less proportionately than the increase in sales.  In 2011, the Company has realigned its sales and marketing efforts to better address the changing Chinese vaccine market.  Selling expenses increased as a result of increased sales promotional expenses for selling Bilive in the private market, expanded sales team to cover a wider geographic area, and increased compensation to sales professionals to improve employee retention.  General and administrative expenses remained at about the same level as in 2010.

Sinovac implemented a more effective credit management in 2011.  As a result, we recorded a recovery of doubtful accounts of $167,000 in 2011, compared to an expense of $1.9 million in 2010.

Over the last few years, the Company has placed a much greater emphasis on product development and built a strong pipeline for the future.  R&D expenses for 2011 were $9.0 million, compared to $8.5 million in 2010.  R&D expenses in 2011 were primarily related to completing the phase II clinical trial and phase III trial production for the Company's EV71 vaccine product candidate, and trial production of mumps vaccine and completing the development of the animal rabies vaccine.

Depreciation of property, plant and equipment and amortization of license and permits for 2011 were $1.4 million, unchanged from the prior year.  Additional depreciation on property, plant and equipment was recorded in 2011 due to the expansion of facilities, and amortization of license and permits in 2011 was reduced because the inactivated hepatitis A vaccine license and permit was fully amortized during the year.

Total operating expenses in 2011 were $31.9 million, compared to $28.8 million in 2010.

Operating income in 2011 was $3.8 million, compared to an operating loss of $12.1 million in 2010.  The net loss attributable to stockholders for 2011 was $845,000, or $0.02 per diluted share, as compared to a net loss attributable to stockholders of $8.5 million, or $0.16 per diluted share, in 2010.

As of December 31, 2011, cash and cash equivalents and short-term investments with guaranteed income totaled $104.3 million, compared to $103.1 million as of December 31, 2010.  The Company has ample financial resources to support its planned research and development activities and its anticipated investment in manufacturing facility expansion initiatives for new vaccines.

Conference Call Details

The Company will host a conference call on Wednesday, March 29, 2012 at 8:00 a.m. EDT (March 29, 2012 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.  To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International).  A replay of the call will be available from 11 a.m. EDT on March 29, 2012 to April 11, 2012 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 390514.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com.  A webcast replay can be accessed on the corporate website beginning March 29, 2012 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu) as well as animal rabies vaccine for canines.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured for the Chinese Central Government pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac has been developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot & mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella, etc.  Sinovac sells its vaccines mainly in China and is exporting selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email:  vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
December 31, 2011 and 2010
(Expressed in U.S. Dollars)
	2011	2010
ASSETS

Current assets
Cash and cash equivalents	$104,286,695	$101,585,490
Short-term investments	-	1,512,447
Accounts receivable – net	17,834,407	22,370,296
Inventories	8,113,428	14,541,554
Due from related party	-	3,397,522
Prepaid expenses and deposits	1,804,555	887,187
Deferred tax assets	-	2,682,069

Total current assets	132,039,085	146,976,565

Property, plant and equipment	75,627,881	64,036,228
Long-term inventories	5,248,237	395,516
Long-term prepaid expenses	408,656	517,957
Prepayments for acquisition of equipment	828,902	576,232
Deferred tax assets	419,114	507,062
Licenses and permits	1,336,254	1,348,364
Total assets	$215,908,129	$214,357,924

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$4,713,498	$10,435,887
Accounts payable and accrued liabilities	29,522,495	22,091,190
Income tax payable	3,351,127	958,411
Deferred revenue	429,416	9,707,688
Deferred tax liability	-	1,005,186
Dividends payable	795,106	-
Deferred research grants	1,830,566	1,559,589

Total current liabilities	40,642,208	45,757,951

Deferred government grants	2,277,428	2,464,565
Loans payable	17,321,327	10,057,775
Long term payable for acquisition of assets	-	4,842,509
Deferred revenue	10,369,695	3,478,629
Total long term liabilities	29,968,450	20,843,478

Total liabilities	70,610,658	66,601,429

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	54,774	54,306
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,773,961(2010 –54,305,961)
Additional paid-in capital	105,383,346	104,152,182
Accumulated other comprehensive income	9,978,325	6,883,834
Statutory surplus reserves	11,808,271	11,473,110
Retained earnings	2,696,227	3,876,084

Total stockholders' equity	129,920,943	126,439,516

Non-controlling interests	15,376,528	21,316,979

Total equity	145,297,471	147,756,495

Total liabilities and equity	$215,908,129	$214,357,924

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Years ended December 31, 2011 and 2010
(Expressed in U.S. Dollars)
	Three months ended		Twelve months ended
	December 31		December 31
	2011	2010	2011	2010
Sales	$21,143,404	$9,141,580	$56,841,892	$33,401,426

Cost of sales-(exclusive of depreciation of land use right and amortization of licenses and permits of $33,507 (2010- $231,339) for three months and $290,526 (2010 -$546,623) for twelve months.	8,031,758	11,028,661	21,127,410	16,718,727

Gross profit	13,111,646	(1,887,081)	35,714,482	16,682,699

Selling, general and administrative expenses	5,909,584	7,373,830	22,372,095	18,885,270

Provision for (recovery of) doubtful accounts	(1,661,581)	1,921,493	(166,865)	1,921,493

Research and development expenses - net of $470,827 (2010-$26,210) in government research grants for three months and $686,258 (2010-$43,278) for twelve months.	2,261,688	3,248,846	9,006,550	8,507,796

Depreciation of property, plant and equipment and amortization of licenses and permits	365,391	525,409	1,436,944	1,411,053

Government grant recognised as income	(556,169)	(1,726,075)	(763,677)	(1,924,134)

Total operating expenses	6,318,913	11,343,503	31,885,047	28,801,478
Operating income (loss)	6,792,733	(13,230,584)	3,829,435	(12,118,779)

Interest and financing expenses –net of $485,317 (2010-$nil) in government grants for three months and $595,883 (2010-$147,520) for twelve months.	61,756	(475,002)	(384,560)	(1,178,072)

Interest income	555,375	40,039	1,397,141	1,132,907

Other income (expenses)	122,452	95,744	279,866	95,744

Loss on disposal and write down of equipment	(259,464)	(368,643)	(454,973)	(1,237,685)

Income (loss) before income taxes and non-controlling interests	7,272,852	(13,938,446)	4,666,909	(13,305,885)

Income tax recovery (expenses)	(3,009,880)	1,524,655	(5,066,603)	703,882

Consolidated net income (loss)	4,262,972	(12,413,791)	(399,694)	(12,602,003)

Less: income (loss) attributable to non-controlling interests	1,494,118	(3,465,991)	445,002	(4,094,659)

Net income (loss) attributable to stockholders	$2,768,854	$(8,947,800)	$(844,696)	$(8,507,344)
Net income (loss)	$4,262,972	$(12,413,791)	$(399,694)	$(12,602,003)
Other comprehensive income
Foreign currency translation adjustment	789,653	2,971,343	3,639,992	3,547,617
Total comprehensive income (loss)	5,052,625	(9,442,448)	3,240,298	(9,054,386)
Less: comprehensive income (loss) attributable to non-controlling interests	1,595,969	(3,153,286)	973,562	(3,205,680)
Comprehensive income (loss) attributable to stockholders	$3,456,656	$(6,289,162)	$2,266,736	$(5,848,706)

Earnings (loss) per share – basic	$0.05	$(0.17)	$(0.02)	$(0.16)
– diluted	$0.05	$(0.17)	$(0.02)	$(0.16)

Weighted average number of shares of common stock outstanding
– Basic	54,766,428	54,197,487	54,608,919	53,064,968
– Diluted	54,946,194	54,197,487	54,608,919	53,064,968

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Cash Flows
Years ended December 31, 2011 and 2010
(Expressed in U.S. Dollars)
	Three months ended		Twelve months ended
	December 31		December 31
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net income (loss)	$4,262,972	$(12,413,791)	$(399,694)	$(12,602,003)
Adjustments to reconcile net income to net cash
provided by operating activities:
- deferred income taxes	788,472	(2,121,362)	2,845,195	(1,708,489)
- stock-based compensation	41,909	161,839	206,301	459,901
- inventory provision	2,735,822	6,561,748	4,034,169	6,805,541
- Provision for (recovery of) doubtful accounts	(1,661,581)	1,921,493	(166,865)	1,921,493
- write-down of equipment and loss on disposal	259,464	368,643	454,973	1,237,685
- research and development expenditures qualified for
government grant	(470,827)	(26,210)	(686,258)	(43,278)
- depreciation of property, plant and equipment
and amortization of licenses and permits	1,213,428	1,449,207	4,825,613	4,232,103
- deferred government grant recognized in income	(225,035)	(217,960)	(432,543)	(416,019)
accretion expenses	86,780	117,064	377,410	117,064
Changes in:
- accounts receivable	6,014,109	8,404,181	5,474,602	1,003,642
- inventories	(108,988)	3,488,785	(1,915,078)	(8,597,440)
- income tax payable	1,863,729	97,280	1,339,812	(5,524,628)
- prepaid expenses and deposits	(107,276)	(679,474)	(530,715)	(903,696)
- deferred revenue	(1,190,534)	800,596	(2,695,943)	426,040
- accounts payable and accrued liabilities	3,075,574	3,877,262	1,204,647	(686,461)

Net cash (used in) provided by operating activities	16,578,018	11,789,301	13,935,626	(14,278,545)

Cash flows from financing activities
- Loan proceeds	7,399,314	10,405,704	11,391,836	19,989,083
- Loan repayment	(9,275,502)	(1,755,806)	(10,658,840)	(17,850,030)
net of share issuance costs	6,400	266,560	748,800	62,255,261
- Proceeds from shares subscribed	-	-	3,360	-
- Dividends paid to non-controlling shareholder
of Sinovac Beijing	-	-	(5,862,676)	(3,285,902)
- Government grants received	1,585,289	136,194	1,592,925	372,012
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	-	-	3,397,522	(3,286,695)

Net cash provided by financing activities	(284,499)	9,052,652	612,927	58,193,729

Cash flows used in investing activities
- Restricted cash	-	-	-	64,400
- Proceeds from disposal of equipment	4,797	(118,307)	122,089	231,606
- Proceeds from redemption of short-term investments	-	-	1,544,759	7,314,187
- Purchase of short-term investments	-	6,300,156	-	(1,475,209)
- Prepayments for acquisition of equipment	(467,183)	(332,956)	(467,183)	(562,043)
- Acquisition of property, plant and equipment	(6,346,012)	(10,928,350)	(14,989,876)	(24,817,168)

Net cash provided (used) in investing activities	(6,808,398)	(5,079,457)	(13,790,211)	(19,244,227)

Exchange gain on cash and cash equivalents	602,319	1,318,456	1,942,863	1,961,321

Increase in cash and cash equivalents	10,087,440	17,080,952	2,701,205	26,632,278

Cash and cash equivalents, beginning of period	94,199,255	84,504,538	101,585,490	74,953,212

Cash and cash equivalents, end of period	$104,286,695	$101,585,490	$104,286,695	$101,585,490

Supplemental disclosure of cash flow information:
Cash paid for interest,net of amounts capitalized	$242,504	$195,726	$455,851	$1,017,502
Cash paid for income taxes	$167,883	$785,505	$881,596	$5,986,249

Supplemental schedule of non-cash activities:

Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$9,124,751	$3,958,740	$9,124,751	$3,958,740